UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 15, 2017

Feel the World, Inc.

d.b.a. Xero Shoes

(Exact name of issuer as specified in its charter)

Delaware	27-4419848
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

100 Technology Drive, Suite 315, Broomfield, Colorado 80021

(Full mailing address of principal executive offices)

(303) 447-3100

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

750,000 Units consisting of:

Up to 500,000 Shares of Class A Voting Common Stock

and

Up to 250,000 Shares of Class B Non-Voting Common Stock

Item 1. Fundamental Changes

On May 15th, 2017, Feel the World, Inc. (the “Company”) entered into a Fulfillment Services Agreement (the “Fulfillment Agreement”), with 5 Logistics, LLC (“5 Logistics”) whereby 5 Logistics will provide fulfillment, packaging, warehousing, domestic and international shipping services for and on behalf of the Company. The Company’s previous fulfillment provider, 3PF Services, LLC, is ceasing its operations, which resulted in the need to for the Company to identify and engage a new fulfillment partner.

The foregoing information is a summary of the Fulfillment Agreement, is not complete, and is qualified in its entirety by reference to the full text of the Fulfillment Agreement, a copy of which is attached as Exhibit 1.1 to this Current Report on Form 1-U and is incorporated herein in response to this Item 1. Readers should review the Fulfillment Agreement for a complete understanding of the terms and conditions associated with this transaction.

SIGNATURES

Pursuant to the requirements of Regulation A, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FEEL THE WORLD, INC.

Date: May 19, 2017	By:	/s/ Lena Phoenix
Name: Lena Phoenix
Title: Chief Financial Officer

Exhibit

Exhibit No.	Description of Exhibit

1.1	Fulfillment Services Agreement, dated May 15, 2017

FULFILLMENT SERVICES AGREEMENT

This Fulfillment Services Agreement ("Agreement") is made and entered into this 15th day of day, 2017, between 5 Logistics, LLC of 6750 East 46th AVE Drive Suite 400 Denver, CO 80239 ("Company") and Feel The World, Inc. of 100 Technology Drive, Suite 315C, Broomfield, CO 80021 ("Customer").

RECITALS

1. Company is in the business of providing order fulfillment, packaging, warehousing, domestic shipping, and international shipping solutions.

2. Customer desires to use Company's services as provided herein below in the Agreement.

3. Now, therefore, in consideration of the mutual covenants and agreements contained herein. Company hereby agree as follows:

AGREEMENT

1. SCHEDULES

a.    Company and Customer mutually acknowledge and agree that the detailed terms Customer shall be set forth in a form and format substantially similar to the schedule of even date herewith and delivered concurrently herewith (the "Original Schedule"), which sets forth the fulfillment project. Company and Customer acknowledge and agree that in addition to the terms and conditions of the Original Schedule and any other comparable schedule acknowledged in writing by the parties hereto and referencing this Agreement (each a “Schedule” and collectively the “Schedules"), the general terms of this Agreement shall apply to each project contained therein, as applicable, and the overall relationship between Company and Customer. If there is a conflict between the terms of the Schedules and Customer. If there is a conflict between the terms of the Schedules and this Agreement, the terms of the Schedules shall control.

b.   Commencing as of the date hereof and continuing during the term of this Agreement, Company shall, subject to the terms and conditions of this Agreement and any Schedules, provide Customer or cause Company’s various affiliates (all of which are collectively referred to as “Company”) to provide the services identified on any Schedules (collectively referred to as the “Fulfillment Services").

c.    From time to time during the term of this Agreement, Customer may request that Company take part in a new project(s). Any such request shall be in writing. Company reserves the right to accept or decline any project in which Customer seeks its participation for any reason. In the event a new project is accepted, a Schedule will be created pursuant to the terms hereof and attached to and made a part of this Agreement as contemplated in Section 1(a) above.

d.   The pricing of Fulfillment Services for each individual project shall be set forth in the relevant Schedule. Commencing after the expiration of one year from and after the Effective Date, Company reserves the right, upon sixty (90) days prior written notice to Customer, to increase the price of Fulfillment Services that Company provides to Customer.

e.    Postage and freight rates anticipated to apply to the performance of any Fulfillment Services project shall be determined by Company for each project and shall be communicated in writing to Customer in the Original Schedule.

f.     Customer acknowledges that it or its agent is solely responsible for identifying and resolving sales and use tax collection issues for product orders, including the necessity of charging and collecting such taxes.

2. PAYMENT TERMS

a.   Company shall invoice Customer for the Fulfillment Services every month or week, setting forth (I) a detailed list of Fulfillment Services provided to Customer during the prior month, (ii) associated charges for the services, (iii) shipment services on a per shipment basis, having a net 15 term. Full payment of all invoices is due in full within 15 days of issuance of the invoice.

b.   Company and Customer shall use their best efforts to resolve any disputed invoice through negotiations. In the event that disputed amounts are not resolved within 60 days of issuance of the invoice, all unpaid portions of the invoice shall become immediately due and payable.

c.    In the event of continued nonpayment, Customer shall be responsible for all reasonable collection costs incurred by Company to collect on delinquent account. Reasonable costs shall include reasonable Court costs, attorney fees, and alternative dispute resolution fees incurred by Company ASSUMING THERE IS A FINDING BY A COURT OR ARBITRATOR THAT SUCH FEES ARE REASONABLE AND SHOULD BE PAID BY CUSTOMER.

d.   Company shall assess an interest rate of 1 percent per month on all receivables not paid (AS REQUIRED BY THE COURT OR AN ARBITRATOR) within the above stated time periods. continue to accrue until all overdue payments, plus interest charges, are paid in full.

3. TERM AND TERMINATION

a.   Unless terminated at an earlier point as provided herein, the term of this agreement shall be for a period of_1_years commencing on the Effective Date. Customer shall have the option of extending this Agreement for_1_additional years after the expiration date of this Agreement by providing written notice of Customer’s intent to extend this Agreement 90 days prior to the Expiration Date.

b.   This Agreement may be terminated as follows:

i.     By either party, upon 30 days prior written notice to the other party, in the event of a material breach of this Agreement by the other party. The written notice shall specify the precise nature of the breach. In the event the breaching party cures the breach within the 30-day notice period, this Agreement shall not terminate

ii.    By either party, immediately or upon written notice to the other party in the event the other party voluntarily files or has filed involuntarily against it a petition under the United States Bankruptcy Code.

c.  The rights of the parties to terminate this Agreement or any Schedule are not exclusive of any other rights and remedies available at law or in equity, and such rights shall be cumulative.

d.  Notwithstanding any termination by either party of this Agreement or any Schedule, Company shall continue to fulfill all orders from customers, and Customer shall continue to remit amounts due to Company under this Agreement or any Schedule, in connection with any product orders made prior to the effective date of such termination.

4. RELATIONSHIP OF THE PARTIES

a.    The relationship created hereunder between Company and Customer shall be solely that of independent contractors entering into an agreement. No representations or assertions shall be made or actions taken by either party which could imply or establish any agency, joint venture, partnership, employment or trust relationship between the parties with respect to the subject matter of this Agreement or any Schedule.

b.   Company reserves the right to subcontract with other individuals and businesses for Fulfillment Services required to be performed pursuant to this Agreement and any Schedule. Company shall be responsible for all payments to, as well as the direction and control of the work to be performed by its subcontractors, if any. Subject to and solely in accordance with the provisions of Section 1, Company reserves the right to increase its pricing at any time in accordance with any rate increases by subcontractors.

5. INVENTORY AND RISK OF LOSS

a.    Subject to the provisions herein. Company acknowledges that Customer shall retain all right and title to all Inventory and packaging materials which Customer causes to be delivered to Company under this Agreement. Customer may physically inspect upon reasonable notice to Company.

b.   Company shall be responsible for exercising reasonable care under the circumstances and shall not be liable of any loss, damage or injury to the goods that could not have been avoided by the exercise of such reasonable care. In the event of loss, damage, shortage, failure to deliver and/or MI delivery involving the goods for which Company is legally liable. Company shall be responsible only to the extent of the actual cost to repair, restore, and/or replace such goods, or ten (10) cents per pound for such goods, whichever is less. An excess valuation charge may be assessed in the event a higher value is declared by Customer. Customer agrees that the foregoing shall be its exclusive remedy against Company for any claim or cause of action whatsoever relating to the goods or services hereunder.

6. LIMITATIONS ON LIABILITY

a.   Company does not and shall not at any time insure the goods provided by Customer. Company does not charge for insurance of goods.

b.   Regarding Domestic Freight shipping, the parties hereto waive all rights and remedies under 49 U.S.C 14706 (a) (1). Company shall not be liable in any event for any special, incidental or consequential damages, including but not limited to loss of profits, income, interest, utility or loss of market, whether or not Company had knowledge that such damages might be incurred. Company’s liability, in absence of a higher declared value for carriage, is limited to $50.00 per shipment or $0.50 per pound, per piece, of cargo lost, damaged, misdelivered or otherwise adversely affected, whichever amount is greater, but in no event shall amount exceed the actual invoice value of the goods or damages sustained by Customer. This limitation is further subject to provisions as published in Company’s service guides if and as applicable in effect at the time of this shipment. Declared values for carriage in excess of $0.50 per pound, per piece, shall be subject to an excess valuation charge. The charge for each additional $100 of declared value is $0.85. Declared value does not constitute cargo insurance. Unless each piece of the shipment has a declared value stated and is specifically identified on the Company’s shipping document at the time of the shipment and is so identified on the delivery receipt as being lost, damaged, destroyed, or otherwise adversely affected at time of delivery, Company shall be liable for the “average declared value” of the shipment. The “average declared value” of the shipment shall be determined by first dividing the total declared value of the shipment by the total weight of the shipment. This figure, multiplied by the packaged weight of the piece(s) adversely affected, shall then establish the amount of Company's liability. The total declared value amount must be inserted in the Declared Value box on the face of this shipping document. Company’s liability shall in no event exceed the actual invoice value of the goods adversely affected. Company shall not be liable for loss, damage, delay or monetary loss of any type caused by: Acts of Gods; public authorities acting with actual or apparent authority; strikes; labor disputes; weather; mechanical failures; aircraft failures; civil commotions; acts or omissions of customs or quarantine officials; the nature of the freight or any defects thereof; public enemies; hazards incident to a state of war; acts of terrorism; and by acts, defaults or omissions of the shipper or consignee for failure to observe the terms and conditions of the contract of carriage contained in this shipping document, including but not limited to improper packaging, marking, incomplete/inaccurate shipping instructions and the rules relating to freight not acceptable for transportation or freight acceptable only under certain conditions outlined more fully in Company's Domestic Freight Terms and Conditions, integrated by paragraph 8(a) of this agreement.

c.   Regarding International and Brokerage shipping services,

i.     Unless subject to a specific statute or international convention, all claims against the Company for a potential or actual loss, must be made in writing and received by the Company, within ninety (90) days of the event giving rise to claim; the failure to give the Company timely notice shall be a complete defense to any suit or action commenced by Customer.

ii.  All suits against Company must be filed and properly served on Company as follows:

1.      For claims arising out of ocean transportation, within one (1) year from the   date of the loss;

2.      For claims arising out of air transportation, within two (2) years from the   date of the loss;

3.      For claims arising out of the preparation and/or submission of an import   entry(s), within seventy five (75) days from the date of liquidation of the   entry(s);

4.      For any and all other claims of any other type, within two (2) years from the date of the loss or damage.

iii.       No Liability for the Selection or Services of Third Parties and/or Routes. Unless services are performed by persons or firms engaged pursuant to express written instructions from the Customer, Company shall use reasonable care in its selection of third parties, or in selecting the means, route and procedure to be followed in the handling, transportation, clearance and delivery of the shipment; advice by the Company that a particular person or firm has been selected to render services with respect to the goods, shall not be construed to mean that the Company warrants or represents that such person or firm will render such services nor does Company assume responsibility or liability for any actions(s) and/or inaction(s) of such third parties and/or its agents, and shall not be liable for any delay or loss of any kind, which occurs while a shipment is in the custody or control of a third party or the agent of a third party; all claims in connection with the Act of a third party shall be brought solely against such party and/or its agents; in connection with any such claim, the Company shall reasonably cooperate with the Customer, which shall be liable for any charges or costs incurred by the Company.

d.   In regards to warehousing. Company shall be responsible for exercising reasonable care under the circumstances, and shall not be liable for any loss, damage or injury to the goods that could not have been avoided by the exercise of such reasonable care. In the event of loss, damage, shortage, failure to deliver and/or MI delivery involving the goods for which Company is legally liable, Company shall be responsible only to the extent of the actual cost to repair, restore and/or replace such goods, or ten (10) cents per pound for such goods, whichever is less. An excess valuation charge may be assessed in the event a higher value is declared by Customer. Customer agrees that the forgoing shall be its exclusive remedy against Company for any claim or cause of action whatsoever relating to the goods or services hereunder.

e.   COMPANY SHALL NOT BE RESPONSIBLE OR LIABLE FOR ANY INDIRECT, CONSEQUENTIAL OR SPECIAL DAMAGES OF ANY TYPE OR NATURE WHATSOEVER AND HOWSOEVER ARISING, INCLUDING, WITHOUT LIMITATION, LOSS OF PROFITS, LOSS OF INCOME, LOSS OF BUSINESS OPPORTUNITY, BUSINESS INTERRUPTION, LOSS OF USE AND/OR LOSS OF ABILITY TO USE UNDAMAGED COMPONENT OR SYSTEM PARTS, WHETHER RESULTING FROM NEGLIGENCE, BREACH OF CONTRACT OR OTHERWISE, AND REGARDLESS OF WHETHER SUCH DAMAGES MAY HAVE BEEN FORESEEABLE BY ANY PERSON OR ENTITY.

f.    In the event that a dispute by this agreement. Company and Customer may jointly elect Alternative Dispute Resolution as follows:

i.     The parties will attempt to settle the dispute promptly.

ii.     If such a dispute cannot be resolved, the parties will promptly initiate and participate in good faith mediation of the dispute, with the mediator to be selected jointly by the parties or, if the parties cannot agree upon a mediator, by a mediator to be selected BY THE AMERICAN ARBITRATION ASSOCIATION ("AAA").

iii.     If the dispute is not resolved through mediation, the parties will promptly submit such dispute to binding arbitration in accordance with the Commercial Arbitration Rules and regulations of AAA. Judgment upon the award rendered by the arbitrator may be entered in any court of competent jurisdiction.

g.   Nothing shall prevent either party from directly seeking injunctive or other equitable relief from any court of competent jurisdiction in situations where damages would not adequately compensate for an alleged breach of this Agreement.

h.   The prevailing party in any ~~[ERASED THE WORD MEDIATION...THERE IS NO PREVAILING PARTY IN A MEDIATION...IT IS A COMPROMISED / SETTLEMENT]~~ arbitration or legal action to enforce or interpret this Agreement shall be entitled to recover from the non-prevailing party all costs and expenses, including reasonable attorneys’ fees, incurred in such action or proceeding.

7. GOVERNING LAW AND JURISDICTION - Any disputes arising between Company and Customer shall be governed by the laws of the State of Colorado. Any litigation between Company and Customer shall be filed in State or Federal Court in the State of Colorado. Company and Customer both consent to personal jurisdiction in the State or Federal Courts of the State of Colorado.

8. INTEGRATION AND SEVERABILITY

a.    This Agreement integrates, as if fully stated herein, Company’s Warehouse terms and Conditions, Domestic Freight Terms and Conditions, and International & Brokerage Terms and Conditions when applicable.

b.    This Agreement and any Schedule or Terms of Condition integrated hereto constitute the entire agreement of Customer and Company. Amendment to this Agreement may only be completed by a signed writing of both Customer and Company.

c.     Whenever possible, each provision of this Agreement and any Schedule shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement or any Schedule is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement and any Schedule.

IN WITNESS THEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed by their respective duly authorized representatives as of the day indicated.

BY:

COMPANY:	CUSTOMER:
5 Logistics, LLC	Feel The World, Inc.

/s/ Tyler Walton	/s/ Lena Phoenix
Signature	Signature

Tyler Walton	Lena Phoenix
Printed Name	Printed Name

President	CFO
Title	Title

5/15/17	5/15/17
Date	Date